British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F [redacted])

RECEIVED

2004 AUG -5 A 9:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04036017

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPC

X Schedule A

____ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Dentonia Resources Ltd.	May 31, 2004	04/07/27

ISSUER'S ADDRESS

100-853 Richards Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6B 3B4	1-604-682-1144	1-604-682-1141

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Mr. Adolf Petancic	President	1-604-682-1141

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
dentonia@telus.net	www.dentonia.net

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Adolf A. Petancic"	Adolf A. Petancic	04/07/27

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"H. Martyn Fowlds"	H. Martyn Fowlds	04/07/27

FIN 51-901f Rev. 2000/12/19

dlw 8/5

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

NOTICE TO READER

We have compiled the balance sheet of Dentonia Resources Ltd. as at May 31, 2004 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

July 20, 2004

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED MAY 31, 2004 AND 2003

(Unaudited - see Notice to Reader)

	Three Months Ended May 31,		Nine Months Ended May 31,	
	2004 $	2003 $	2004 $	2003 $
GENERAL EXPENSES				
Accounting and legal	5,700	2,350	5,700	7,950
Amortization	198	260	594	778
Bank charges and interest	58	38	450	157
Exchange loss (gain)	-	48	18	111
Finder's fee	-	-	1,750	-
Management fees	-	-	-	10,000
Office and miscellaneous	890	1,542	4,866	6,923
Rent	1,742	-	5,216	-
Shareholder relations	328	58	10,200	11,629
Stock based compensation	24,000	-	24,000	-
Telephone and communications	363	701	1,373	1,603
Transfer agent and filing fees	1,351	3,912	6,564	7,404
Wages and benefits	20,847	18,282	67,026	40,536
	55,477	27,191	127,757	87,091
OTHER INCOME (EXPENSES)				
Expense recoveries	7,413	1,144	7,580	1,342
Equity investment losses	-	-	-	(22,000)
	7,413	1,144	7,580	(20,658)
NET LOSS FOR THE PERIOD	(48,064)	(26,047)	(120,177)	(107,749)
DEFICIT - BEGINNING OF PERIOD	(7,415,749)	(7,262,783)	(7,343,636)	(7,181,081)
DEFICIT - END OF PERIOD	(7,463,813)	(7,288,830)	(7,463,813)	(7,288,830)
LOSS PER SHARE	(0.01)	(0.01)	(0.01)	(0.01)

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

d) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

e) Stock-based compensation

The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock that call for settlement in cash or other assets, using the fair value based method. For the year ended August 31, 2003, no compensation costs were recorded for stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as capital stock.

Effective September 1, 2003, the Company adopted the fair value method for all options granted on a prospective basis. Under the fair value based method, all stock-based payments are measured at the fair value of the equity instruments issued on the date of grant. The fair value of stock-based payments is periodically re-measured until counter-party performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

4. MINERAL PROPERTIES (continued)

Tintina Gold Belt, Yukon Territories

Pursuant to an Option Agreement dated September 4, 2003, the Company acquired the right to obtain a 100% interest in 56, two-post mineral claims (the "HY property") recorded in the name of Phelps Dodge Corporation of Canada, located north of the Hyland River, approximately 185km north of Watson Lake, *within the Tintina Gold Belt, southeastern* Yukon, Watson Lake Mining District.

The Company has also staked for its own and sole account, 30, two-post mineral claims (the "ELF property") located 175km northeast of Watson Lake, within the Tintina Gold Belt.

Lac de Gras, Northwest Territories

The Company, through its 1/3 equity position in DHK Diamonds Inc., holds, indirectly, pursuant to a Joint Venture Agreement dated December 6, 2002, interests in 3 mineral leases, which are recorded in the name of BHP Billiton Diamonds Inc.

Pellatt Lake, Northwest Territories

The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK Diamonds Inc., an interest in another 6 mineral claims at Pellatt Lake, Northwest Territories.

Atkinson Gold Prospect

The Company has entered into an agreement to obtain a 100% interest in 5 claim groups referred to as the Atkinson Gold Prospect, in the Porcupine Mining District, Ontario. Pursuant to the agreement, the Company has issued 100,000 shares and paid $16,721 of a $350,000 work commitment by April 15, 2005.

5. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	May 31, 2004 Net Book Value $	August 31, 2003 Net Book Value $
Computer	16,920	16,248	672	867
Furniture and fixtures	23,245	20,983	2,262	2,660
	40,165	37,231	2,934	3,527

6. CAPITAL STOCK (continued)

c) Stock-based compensation

During the first quarter of 2004, the Company issued 110,000 stock options to non-employees which had vesting periods of three to five months. During the third quarter of 2004, the Company also issued 800,000 stock options to directors of the Company. As a result $26,450 has been recorded as stock-based compensation and credited to contributed surplus. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk-free interest rate	2.83%
Expected life of options	2 - 3 years
Expected volatility	50%
Expected dividend yield	0.0%

d) Warrants

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,200,000 common shares at a price of $0.10 per share, expiring January 13, 2005.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $35,000 (2002 - $16,250).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,247,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2004	373,000
2005	242,000
2006	201,000
2007	144,000
2008	122,000
2009	105,000
2010	60,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,766,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

QUARTERLY REPORT
BC FORM 51-901F
DENTONIA RESOURCES LTD.
For the Nine Months Ended May 31, 2004

SCHEDULE B: SUPPLEMENTAL INFORMATION

1. See financial statements.

2. Non-arms length expenditures - fiscal year-to-date $35,000

3.(a) Summary of securities issued: 2nd Quarter – 410,000 shares

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed
Mar. 29, 2004	Common	Exercise of Option	360,000	$0.10	$36,000
May 27, 2004	Common	Exercise of Option	50,000	$0.10	$5,000

3.(b) Options Granted: 3rd Quarter – 800,000 shares

Date	Number	Name of Optionee	Exercise Price	Expiry Date
Mar. 26, 2004	300,000	Adolf A. Petancic	$0.10	Mar. 26, 2007
Mar. 26, 2004	300,000	H. Martyn Fowlds	$0.10	Mar. 26, 2007
Mar. 26, 2004	200,000	Brian E. Weir	$0.10	Mar. 26, 2007

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) - Issued and outstanding shares 18,142,208

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	206,250	0.10	January 22, 2006
Adolf A. Petancic	238,750	0.10	March 26, 2007
Brian E. Weir	50,000	0.10	January 22, 2006
Brian E. Weir	200,000	0.10	March 26, 2007
Gerald Carlson	200,000	0.10	January 22, 2006
H. Martyn Fowlds	100,000	0.10	January 22, 2006
H. Martyn Fowlds	300,000	0.10	March 26, 2007
Dorothy S.H. Chin	200,000	0.10	January 22, 2006
Max Braden	60,000	0.10	April 22, 2006
Robert Culbert	100,000	0.12	October 1, 2006
Peter Aven	10,000	0.12	October 1, 2006
TOTAL:	1,665,000		

Warrants Outstanding:

Number of Shares	Price	Expiry
1,200,000	$0.10	on or before January 13, 2005
TOTAL: 1,200,000		

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President; Gerald G. Carlson, Director; Martyn Fowlds, Director and Secretary; Brian Weir, Director.

was discovered as a magnetic high and an E.M. anomaly and core drilled in 1993, and a core sample of 175kg returned 11 micro diamonds and 1 macro diamond.

Additionally, there are a number of magnetic anomalies, which are located between the DO27 and the WO9, discovered by a low altitude airborne magnetometer which will be investigated.

Possible Bulk Test DO27

Peregrine Diamonds Ltd., a private company, now being amalgamated with Dunsmuir Venture, a company listed on TSX-Venture Exchange acquired BHP Billiton's interest in the WO claim block with a view to further explore the WO claim block, primarily to bulk sample the DO27, in early 2005. To carry out such a sampling program stable ice conditions are required.

In Dunsmuir Venture's news release of July 19, 2004, it was announced that plans are being formulated and permits are being obtained to bulk sample the "PK" facies or Southern Lobe.

Dentonia's review of all the data of from the DO27 and DO18 pipes, and referring to a Kennecott Paper delivered at the Kimberlite Conference in Cape Town, South Africa, 1998, does suggest that the initial interpretation of the DO27 "geology" in 1994 was incorrect, instead of describing the main body of the DO27 as a single "pyroclastic" facies, or "P" facies it should have been subdivided into two facies, namely, the:

PK – green pyroclastic kimberlite; and

VK – black volcaniclastic kimberlite

These two facies are the results of two distinct eruptive events, as postulated in the Cape Town Paper.

Such review also suggests that the sample drift in 1994, Y shaped, primarily tested the "VK" or "black volcaniclastic kimberlite" and not the "PK" or "green pyroclastic kimberlite", the main kimberlite in the DO27. The bulk sample of 3,000 tonnes, which yielded 13,888 diamonds, weighing 1,079 carats for a grade of 0.36 ct/tonne was almost exclusively derived from the black volcaniclastic kimberlite.

Simply put, the sample drift primarily bulk sampled a kimberlite , the "VK" facies, different from "PK" facies, or Southern Lobe, or main ore body of the DO27, and sampled, in any event, at the edges of these two overlapping pipes.

From the layered structure of drill hole DO27-05, it can be concluded that the eruptive event of the "apple green tuff" or "PK" facies preceded that of the "black kimberlite tuff" or "VK" facies. The "VK" facies, at this point and also at the location of the Y-shaped sample drift, overlies the "PK" facies, leading to the confusion of what pipe was actually sampled.

The Micro diamond grades of the "PK" facies or Southern Lobe are as follows:

Drill Hole	Interval (m) Facies	Carats per tonne	Number of Stones per tonne
DO27-5	90m (overlapping) VK/PK	3.86	1,460
DO27-7	142m PK	3.69	1,270

The Atkinson Gold Prospect offers similar excellent potential for multi-million ounce gold deposits as well as for multi-million tonne volcanogenic massive sulphide (VMS) deposits.

Current plans, depending on a financing, is to carry out an exploration program consisting of 2,000m drilling, geophysics, and line cutting, estimated to cost approximately $400,000 in the coming winter season.

HY and ELF Gold Prospects – Tintina/Tombstone Gold Belt, South East Yukon

Dentonia acquired interests in 2 gold prospects in this area of the Yukon in the fall 2003.

The HY Property was staked in the fall of 1996, and two anomalous trends of gold values in soil have been identified, the West Gold Zone is a 50 to 100 meters wide belt, 1,400 meters in length with gold values of up to 484 ppb in soil and 8.74 g/t (0.28 oz/t) gold in rocks (surface grab sample) and the East Gold Zone, 900 meters in length and up to 300 meters in width, with gold values of up to 1,259 ppb in soil and 37.6 g/t (1.21 oz/t) in rock. (surface grab sample).

A geochemical survey in 1999, covering the ELF group, outlined an area, 1,200m x 400m, with anomalous values in gold, arsenic, and other associated elements in soil. Gold values ranged up to +600ppb.

Follow up exploration depending on finance is warranted on both properties, which will consist of prospecting, geological and structural mapping, and if successful, to be followed by geophysical surveys to define the origin of these anomalies.

The ELF and HY groups of claims, located 175km and 225km, respectively, northeast of Watson Lake, Yukon, and are accessible from the Nahanni Range road.

To elaborate on the regional geology, the Tintina/Tombstone Gold Belt is an arc of gold deposits, and stretches from southeastern Yukon to southwestern Alaska and hosts a number of gold deposits such as the Donlin Greek (11.4 million oz Au), Fort Knox (7 million oz Au), Pogo (5.5 million oz Au at 0.55 oz/ton (18.90 gr./t Au)), currently undergoing mine permitting by Teck Cominco/Sumitano, Dublin Gulch (3.18 million oz Au), and Brewery Geek (1.3 million oz Au) and Hyland Gold Prospect. All these deposits are located northwesterly of the ELF, HY and FER properties, except the Hyland Gold Prospect, which is located about 140km south of the ELF property.

OFF BALANCE SHEET ARRANGEMENT

Dentonia's interests in the WO claim block mineral leases SAS1, 2, 3 and the six (6) Pellatt Lake claims are held by DHK Diamonds Inc. ("DHK"), a private company incorporated under the laws of NWT, in which Dentonia has a 1/3 equity position.

As of January 31, 2004, latest financial statements available, the following advances were made, by way of shareholder's loan and subscription for common shares, at $100 per share, by the respective shareholders of DHK:

Shareholders' Advances

Dentonia Resources Ltd.	$151,668

Lake claim block, and funds will be required to carry out an exploration program on the Tintina Gold Belt Prospects, in the Yukon, later this year.

INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Company during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers.

FURTHER INFORMATION

For press releases and other up-dated information, please contact the Company either by phone, fax, e-mail at dentonia@telus.net, or refer to the Company's website www.dentonia.net or refer to SEDAR website www.sedar.com.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, H. Martyn Fowlds, Director and Chief Financial Officer of Dentonia Resources Ltd., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Dentonia Resources Ltd.,** (the issuer) for the interim period ending **May 31, 2004;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: July 26, 2004

"H. Martyn Fowlds"

H. Martyn Fowlds
Director and Chief Financial Officer